SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January, 2022

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Copel remains in the ICO2 B3 Index

Companhia Paranaense de Energia - COPEL, a company that generates, transmits, distributes and trade energy, with shares listed on B3 (CPLE3, CPLE5, CPLE6), the NYSE (ELPVY, ELP) and the LATIBEX (XCOP), hereby informs its shareholders and the market in general that the Company's category “B” preferred shares (CPLE6) remains in the theoretical portfolio of ICO2 B3.

Beginning in 2010, the B3 Carbon Efficient Index (ICO2 B3) was intended to be an instrument to induce discussions on climate change in Brazil and demonstrates the Companies' commitment to the transparency of their emissions and anticipates the vision of how they are preparing for a low-carbon economy. The new portfolio brings together 67 shares from 64 companies.

Staying on the index is the recognition of the measures that Copel has been carrying out in recent years with the objective of reducing the environmental impact of its operational activities and demonstrates that the Company continues to prepare for a increasingly sustainable economy.

Through its climate change program and specific policy, the Company prepares an annual greenhouse gas inventory and submits verification by an external entity, as well as has emission reduction targets, ratified in the Carbon Neutrality Plan, which aims to neutralize greenhouse gas emissions by 2030. Copel has already reduced 85% the amount of equivalent tons of CO2 (tCO2) emissions in the last four years.

It is also worth mentioning that Copel has been a signatory to the United Nations Global Compact since its constitution and acts to achieve the 17 Sustainable Development Goals (“ODS”), primarily in ODS 13 - Action against Climate Change, specifically in business in that acts.

Curitiba, January 05, 2022.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or +55 41 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date January 5, 2022

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.